1875 K Street N.W.
Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000

March 14, 2018

VIA EDGAR

Samantha A. Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,850

Dear Ms. Brutlag:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,850 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of iShares U.S. Infrastructure ETF, a series of the Trust (the “Fund”).

The comments were provided on January 12, 2018. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:    Please provide the Fund’s ticker symbol in advance.

Response:     The Trust has provided the ticker symbol (IFRA) in advance, as requested.

Comment 2:     Please provide a completed fee table and example to the Staff at least one week prior to the filing becoming effective.

Response:     As requested, the Trust has supplementally provided a completed fee table and example at least one week prior to the filing’s becoming effective.

Comment 3:     Please provide a description of the Underlying Index methodology to the staff.

Response:     The Trust has supplementally provided a copy of the Underlying Index methodology.

Comment 4:    In the “Principal Investment Strategies” section of the Fund’s prospectus, please confirm whether the sentence “As of September 15, 2017, a significant portion of the Underlying Index is represented by securities of industrials, materials and utilities companies.” should be revised to “As of September 15, 2017, a significant portion of the Underlying Index is represented by securities of companies in the industrials, materials and utilities sector.”

Response:    The Trust has revised the sentence as follows: “As of January 4, 2018, a significant portion of the Underlying Index is represented by securities of companies in the industrials, non-energy materials and utilities sectors.”

Comment 5:    In the “Principal Investment Strategies” section of the Fund’s prospectus, please explain what is meant by “materials” and whether it is sufficiently connected to infrastructure for purposes of the 80% test.

Response:    Certain companies in the materials sector are included in the Underlying Index as “Category 1” companies, which are companies that are potential beneficiaries of infrastructure investment in the U.S. For example, such companies include companies that are providers of steel, specialty and commodity chemicals, paper and forest products, aluminum and other construction materials. The Trust respectfully notes that only companies that are classified to be under one of the 95 infrastructure-related industries as defined by FactSet Revere Business Industry Classification System (RBICS) are included in the Underlying Index, which is consistent with the Fund’s name for purposes of the 80% test.

Comment 6:     In the “Principal Investment Strategies” section of the Fund’s prospectus, please disclose the number or range of the Underlying Index components.

Response:     The Trust respectfully submits that the “Principal Investment Strategies” section of the Prospectus discloses pertinent information regarding the Underlying Index, including the index methodology, significant sector exposures, and that the Underlying Index may include large-, mid-, and small-capitalization companies. The disclosure also states that the components of the Underlying Index are likely to change over time. As a result, the Trust provides more detailed disclosure regarding the Underlying Index, including the approximate number of component securities in the Underlying Index, in the Fund’s SAI.

Comment 7:     Please explain why it would not be confusing to investors that some of the securities composing the Underlying Index are listed on NASDAQ, when the name of the index is “NYSE FactSet U.S. Infrastructure Index.”

Response:    The name of the Underlying Index is determined by the Index Provider. The Trust respectfully notes that the “Principal Investment Strategies” currently includes clarifying disclosure that the Underlying Index is composed of securities listed on the NYSE, NYSE American or NASDAQ.

Comment 8:     In the “Principal Investment Strategies” section of the Fund’s prospectus, please explain what “FactSet Revere Business Industry Classification System (RBICS)” is, how much discretion the Index Provider has in deciding what type of industries is part of the system and how often it is revised or updated.

Response:     The Trust has added the following to the “Principal Investment Strategies” section of the Fund’s prospectus:

RBICS is an industry classification system defined by FactSet Research Systems, Inc., which has full discretion over the classification system and is not affiliated with the Index Provider, the Fund or BFA. The classification methodology utilized for RBICS combines both market-defined information and a bottom-up approach to classify companies from all economic sectors and industries, including those in the infrastructure industry. RBICS’s assignment for companies is reviewed at least once a year, with corporate actions being monitored on an ongoing basis.

Comment 9:    Please confirm to Staff that the infrastructure related companies currently included in the Underlying Index derive at least 50% of their revenues or profits either directly or indirectly from the infrastructure industry or commit at least 50% of assets to activities related to the infrastructure industry.

Response:     The Trust confirms that the index methodology guidebook requires that eligible constituents of the Underlying Index must derive 50% or more of their annual revenues from one of the 95 infrastructure-related industries, as defined by RBICS.

Comment 10:     Please provide disclosure regarding redemptions, including whether redemptions will be in-kind and how they will be paid. The disclosure appears to be missing.

Response:     The Trust respectfully calls the Staff’s attention to the “Creations and Redemptions” and “Costs Associated with Creations and Redemptions” sections of the Prospectus and the “Creation and Redemption of Creation Units” section of the Statement of Additional Information.

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre
Christy Chen
Anne C. Choe
Michael Gung
Nicole Hwang